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                                                                    Exhibit 12


                           Ford Motor Company and Subsidiaries

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
- ------------------------------------------------------------------------------------------
                                      (in millions)
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                                                    Nine
                                                   Months             For the Years Ended December 31
                                                             ------------------------------------------
                                                    1994     1993     1992     1991     1990      1989
                                                   ------    -----   ------   ------   ------    ------
Earnings
- --------
  Income/(loss) before income taxes and
   cumulative effects of changes in accounting
   principles                                   $ 6,570   $ 4,003   $  (127)   $(2,587)  $ 1,495   $ 6,030
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                  (102)      (98)       26         69       171      (137)
  Adjusted fixed charges a/                       5,853     7,648     8,113      9,360     9,690     9,032
                                                -------   -------   -------    -------   -------   -------
    Earnings                                    $12,321   $11,553   $ 8,012    $ 6,842   $11,356   $14,925
                                                =======   =======   =======    =======   =======   =======

Combined Fixed Charges and
 Preferred Stock Dividends
- --------------------------
  Interest expense b/                           $ 5,605   $ 7,351   $ 7,987    $ 9,326   $ 9,647   $ 8,624
  Interest portion of rental expense c/             195       266       185        124       105       103
  Preferred stock dividend requirements of
   majority-owned subsidiaries d/                   122       115        77         56        83        16
                                                -------   -------   -------    -------   -------   -------
    Fixed charges                                 5,922     7,732     8,249      9,506     9,835     8,743

Ford preferred stock dividend requirements e/       377       442       317         26         0         0
                                                -------   -------   -------    -------   -------   -------

  Total combined fixed charges and
   preferred stock dividends                    $ 6,299   $ 8,174   $ 8,566    $ 9,532   $ 9,835   $ 8,743
                                                =======   =======   =======    =======   =======   =======

Ratios
- ------
  Ratio of earnings to fixed charges               2.08       1.5       f/         g/        1.2       1.7

  Ratio of earnings to combined fixed
   charges and preferred stock dividends           1.96       1.4       h/         i/        1.2       1.7


- - - - - -
a/ Fixed charges, as shown below, have been adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority-owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings were inadequate to cover fixed charges by $237 million. g/ Earnings were inadequate to cover fixed charges by
   $2,664 million.
h/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.

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